UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 21)1

Biglari Holdings Inc.
(Name of Issuer)

Common Stock, $.50 Stated Value
(Title of Class of Securities)

857873-10-3
(CUSIP Number)

Sardar Biglari
Biglari Capital Corp.
17802 IH 10 West, Suite 400
San Antonio, Texas  78257
(210) 344-3400

with copies to:

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Sardar Biglari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 215,250
	8	SHARED VOTING POWER 4,952
	9	SOLE DISPOSITIVE POWER 215,250
	10	SHARED DISPOSITIVE POWER 4,952
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 220,202
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON The Lion Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 204,115
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 204,115
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Biglari Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 204,115
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 204,115
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON The Steak n Shake 401(k) Savings Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 852
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 852
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON EP

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON The Steak n Shake Non-Qualified Savings Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 210
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 210
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 210
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON EP

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Philip L. Cooley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,952
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,952
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,952
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

The following constitutes Amendment No. 21 (“Amendment No. 21”) to the Schedule 13D filed by the undersigned.  This Amendment No. 21 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a) This statement is filed by The Lion Fund, L.P., a Delaware limited partnership (“Lion Fund”), Biglari Capital Corp., a Texas corporation (“BCC”), Sardar Biglari, Philip L. Cooley, The Steak n Shake 401(k) Savings Plan (the “401(k) Plan”) and The Steak n Shake Non-Qualified Savings Plan (the “Non-Qualified Savings Plan”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

BCC is the general partner of the Lion Fund. Sardar Biglari is the Chairman and Chief Executive Officer of BCC and has investment discretion over the securities owned by the Lion Fund. By virtue of these relationships, BCC and Sardar Biglari may be deemed to beneficially own the Shares directly owned by the Lion Fund.

Sardar Biglari has sole power to direct the voting of the Shares held under each of the 401(k) Plan and the Non-Qualified Savings Plan.

Philip L. Cooley serves as Vice Chairman of the Board of the Issuer and is an advisory director of BCC.

(b) The principal business address of each of the Reporting Persons is 17802 IH 10 West, Suite 400, San Antonio, Texas 78257.

(c) The principal business of the Lion Fund is purchasing, holding and selling securities for investment purposes. The principal business of BCC is serving as the general partner of the Lion Fund. The principal occupation of Sardar Biglari is serving as Chairman and Chief Executive Officer of the Issuer and BCC.

Each of the 401(k) Plan and the Non-Qualified Savings Plan is a defined employee contribution plan maintained by the Issuer.

The principal occupation of Philip L. Cooley is serving as the Vice Chairman of the Issuer.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 857873-10-3

(f) Sardar Biglari and Philip L. Cooley are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 10,073 Shares owned directly by Sardar Biglari is approximately $3,427,252.  The Shares owned directly by Sardar Biglari were acquired with his personal funds.

The aggregate purchase price of the 204,115 Shares owned directly by the Lion Fund is approximately $55,385,422.  Of the Shares owned directly by the Lion Fund, 21,723 Shares were received in the Lion Fund’s capacity as a stockholder of WSC pursuant to a special dividend by WSC payable to stockholders of WSC on a pro-rata basis, for no consideration, in accordance with the terms of that certain merger agreement, dated October 22, 2009, by and between WSC and the Issuer (the “Special Dividend”), 758 Shares were contributed to the Lion Fund by Western Acquisitions, and the remaining Shares were acquired with the working capital of the Lion Fund.

The aggregate purchase price of the 852 Shares held under the 401(k) Plan is approximately $306,257.

The aggregate purchase price of the 210 Shares held under the Non-Qualified Savings Plan is approximately $81,710.

The aggregate purchase price of the 4,402 Shares owned directly by Philip L. Cooley and the 550 Shares owned directly by Philip L. Cooley’s spouse, Sandy Cooley, who shares the same business address as Philip L. Cooley, which he may also be deemed to beneficially own, is approximately $862,175.  Of the 4,952 Shares beneficially owned by Philip L. Cooley, 3,852 Shares were acquired with Philip L. Cooley’s personal funds, 550 Shares were acquired with his spouse’s personal funds, 25 Shares were acquired with the working capital of BCC and subsequently gifted to Philip L. Cooley, 330 Shares were received pursuant to the Special Dividend and 155 Shares were awarded to Philip L. Cooley in his capacity as a director of the Issuer pursuant to the Issuer’s 2008 Equity Incentive Plan.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 1, 2013, the Issuer entered into a Stock Purchase Agreement with Sardar Biglari, its Chairman and Chief Executive Officer.  Pursuant to the Stock Purchase Agreement, the Issuer sold all the shares of BCC to Mr. Biglari for a purchase price of $1,700,000 in cash (the “Biglari Capital Transaction”).  Prior to the execution and delivery of the Stock Purchase Agreement, BCC distributed to the Issuer substantially all of BCC’s partnership interests in the Lion Fund (including, without limitation, BCC’s adjusted capital balance in its capacity as general partner of the Lion Fund).  BCC thus retained solely a general partner interest in each of the Lion Fund and the newly formed The Lion Fund II, L.P., a Delaware limited partnership (the “Lion Fund II”), at the time of the Biglari Capital Transaction.  In addition, the Issuer contributed securities owned by it to the Lion Fund and the Lion Fund II in exchange for limited partner interests in each of these investment partnerships.

CUSIP NO. 857873-10-3

The foregoing summary of the Stock Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Stock Purchase Agreement, which is filed as an exhibit hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a-e) The aggregate percentage of Shares reported owned by each person named herein is based upon 1,433,783 Shares outstanding, which is the total number of Shares outstanding as of May 14, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 17, 2013.

As of the close of business on July 3, 2013, Sardar Biglari owned directly 10,073 Shares, constituting less than 1% of the Shares outstanding.

As of the close of business on July 3, 2013, the Lion Fund owned directly 204,115 Shares, constituting approximately 14.2% of the Shares outstanding.  By virtue of their relationships with the Lion Fund discussed in further detail in Item 2, each of BCC and Sardar Biglari may be deemed to beneficially own the Shares owned by the Lion Fund.

As of the close of business on July 3, 2013, 852 Shares were held under the 401(k) Plan, constituting less than 1% of the Shares outstanding.  By virtue of his relationship with the 401(k) Plan discussed in further detail in Item 2, Sardar Biglari may be deemed to beneficially own the Shares held under the 401(k) Plan.

As of the close of business on July 3, 2013, 210 Shares were held under the Non-Qualified Savings Plan, constituting less than 1% of the Shares outstanding.  By virtue of his relationship with the Non-Qualified Savings Plan discussed in further detail in Item 2, Sardar Biglari may be deemed to beneficially own the Shares held under the Non-Qualified Savings Plan.

As of the close of business on July 3, 2013, Philip L. Cooley beneficially owned 4,952 Shares, constituting less than 1% of the Shares outstanding, consisting of 550 Shares owned directly by Philip L. Cooley’s spouse that Philip L. Cooley may be deemed to beneficially own and 4,402 Shares Philip L. Cooley owns directly.  Sardar Biglari shares with Philip L. Cooley the power to vote and dispose of the Shares beneficially owned by Philip L. Cooley and therefore Sardar Biglari may also be deemed to beneficially own such Shares.

An aggregate of 220,202 Shares, constituting approximately 15.4% of the Shares outstanding, are reported by the Reporting Persons in this statement.

Effective July 3, 2013, Western Acquisitions contributed 758 Shares to the Lion Fund and made a pro rata distribution of 1,628 Shares to a limited partner of Western Acquisitions for no additional consideration.  As a result, Western Acquisitions no longer owns any securities of the Issuer and WSC and Western Investments are no longer deemed to beneficially own any securities of the Issuer.  There were no other transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

CUSIP NO. 857873-10-3

By virtue of his relationships with the other Reporting Persons discussed in further detail in Item 2, Sardar Biglari may be deemed to have the sole power to vote and dispose of the Shares beneficially owned by the Reporting Persons, other than the Shares held under each of the 401(k) Plan and the Non-Qualified Savings Plan and the Shares beneficially owned by Philip L. Cooley.  Sardar Biglari has sole power to direct the voting of the Shares held under each of the 401(k) Plan and the Non-Qualified Savings Plan.  Sardar Biglari shares with Philip L. Cooley the power to vote and dispose of the Shares beneficially owned by Philip L. Cooley.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares except for Philip L. Cooley’s spouse with respect to the 550 Shares she owns directly and except with respect to the Shares held under each of the 401(k) Plan and the Non-Qualified Savings Plan.

The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 3, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.  A copy of this agreement is attached as an exhibit hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Stock Purchase Agreement, dated as of July 1, 2013, by and between Biglari Holdings Inc. and Sardar Biglari (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed with the Securities and Exchange Commission on July 2, 2013).

99.2
Joint Filing Agreement, dated July 3, 2013, by and among The Lion Fund, L.P., Biglari Capital Corp., Sardar Biglari, Philip L. Cooley, The Steak n Shake 401(k) Savings Plan and The Steak n Shake Non-Qualified Savings Plan.

CUSIP NO. 857873-10-3

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2013	THE LION FUND, L.P.

	By:	Biglari Capital Corp. General Partner

	By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

BIGLARI CAPITAL CORP.

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

THE STEAK N SHAKE 401(K) SAVINGS PLAN

By:	Steak n Shake Operations, Inc. Plan Sponsor

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

THE STEAK N SHAKE NON-QUALIFIED SAVINGS PLAN

By:	Steak n Shake Operations, Inc. Plan Sponsor

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI Individually and as Attorney-In-Fact for Philip L. Cooley